Exhibit 12.1

NII HOLDINGS, INC.
STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS
TO FIXED CHARGES
(dollars in thousands)

	Three Months Ended
	June 30,
	2004	2003
	Restated	Restated
Income from continuing operations before income tax	$49,270	$46,082

Add:
Fixed charges	15,586	22,177
Amortization of capitalized interest	1,715	1,496

Less:
Interest capitalized	528	1,650
Equity in (losses) gains of unconsolidated affiliates	—	—
Losses attributable to minority interests	—	—

Earnings as adjusted	$66,042	$68,104

Fixed charges:
Interest expense on indebtedness (including amortization of debt expense and discount)	$10,729	$17,003
Interest capitalized	528	1,650
Portion of rent expense representative of interest (30%)	4,329	3,524

Fixed charges	$15,586	$22,177

Ratio of earnings to fixed charges	4.24	3.07

Deficiency of earnings to cover fixed charges	$—	$—